
PROCESSED
APR 07 2005
THOMSON
FINANCIAL



SE[illegible] MMISSION

05040275 9

MAR 29 2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lancaster Pollard & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 E. State Street, Suite 2000
(No. and Street)

Columbus	OH	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

T. Brian Pollard (614) 224-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH. D.C. 185

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

65 E. State Street, Suite 600	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, T. Brian Pollard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lancaster Pollard & Co., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO

MICHELLE A. HARVEY
Notary Public, State of Ohio
My Commission Expires 8-14-07

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





Plante & Moran, PLLC
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

Independent Auditor's Report

To the Stockholders
Lancaster Pollard & Co.

We have audited the accompanying balance sheet of Lancaster Pollard & Co. as of December 31, 2004 and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lancaster Pollard & Co. at December 31, 2004 and the results of its operations, changes in stockholders' equity, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

January 24, 2005

A member of



A worldwide association of independent accounting firms

Lancaster Pollard & Co.

Balance Sheet
December 31, 2004

Assets

Cash	$	2,847,286
Accounts receivable - Trade		95,487
Due from affiliates (Note 2)		569,471
Investments		321,231
Prepaid expenses		14,601
Net property and equipment (Note 3)		121,861
Total assets	$	**3,969,937**

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable	$	81,640
Accrued liabilities and other:		
Taxes payable		41,349
Accrued compensation		209,983
Deferred revenue		48,176
Customer deposits		89,500
Accrued rent		140,867
Total liabilities		611,515
Stockholders' Equity		3,358,422
Total liabilities and stockholders' equity	$	**3,969,937**

See Notes to Financial Statements.

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Operations - Lancaster Pollard & Co. (the "Company") is engaged predominantly in the underwriting of taxable and tax-exempt securities, primarily to the health care and senior living industries. The Company was incorporated in Ohio in 1988 and principally conducts operations in Columbus, Ohio. In addition to Columbus, the Company has offices in Atlanta, Denver, and Kansas City.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable - Accounts receivable are stated at net invoice amounts. An allowance for doubtful accounts is established based on a specific assessment of all invoices that remain unpaid following normal customer payment periods. All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period that determination is made. An allowance for doubtful accounts was not considered necessary at December 31, 2004.

Investments - The Company had marketable securities which were classified as available-for-sale investments and were carried at their cost, which approximates fair value. Investments consisted of mutual funds totaling $111,231 and mortgage-backed debt securities totaling $210,000 at December 31, 2004.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed by the straight-line method based on estimated useful lives of related assets. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major additions are capitalized.

Recognition of Revenue - Revenue from underwriting and trading commissions is recognized on the bond or note closing date. Revenue from financial advisory services, remarketing fees, and management fees is recognized in the period in which the services are provided.

Advertising - The Company expenses advertising costs as incurred. Development costs are charged to expense the first time an advertisement runs.

Income Taxes - The Company, under the Internal Revenue Code, has elected to be treated as an S Corporation for income tax purposes. Under this election, the stockholders report the taxable income (or loss) and pay any federal income tax (or receives any tax benefit) personally. Accordingly, no provision for federal income taxes has been recorded by the Company.

Note 2 - Related Party Transactions

The Company receives management fees from other companies in which the stockholders have an ownership interest. During the year ended December 31, 2004, the Company recorded management fee revenue totaling $3,885,600 from these related companies. At December 31, 2004, the Company had a receivable of $569,471 from one of these related companies for unpaid management fees.

In addition, the Company received trading commissions from a company in which the stockholders have an ownership interest. During the year ended December 31, 2004, the Company received trading commissions totaling $172,456, which have been included in trading commissions on the statement of operations.

Note 3 - Net Property and Equipment

Major classes of property and equipment are as follows:

	Amount	Depreciable Life - Years
Computer equipment and software	$ 149,468	3-10
Furniture, fixtures, and equipment	154,377	5-10
Total cost	303,845	
Accumulated depreciation	(181,984)	
Net property and equipment	$ 121,861	

Depreciation expense was $23,042 for the year ended December 31, 2004.

Note 4 - Common Stock

At December 31, 2004, the Company had authorized the issuance of 750 shares of common stock with no par value. At December 31, 2004, 100 shares were issued and outstanding.

Note 5 - Operating Leases

The Company leases office facilities and vehicles under various operating lease agreements expiring at various dates through December 2010 . Lease expense pursuant to these agreements totaled $152,194 and has been included in occupancy on the statement of operations.

Note 5 - Operating Leases (Continued)

A summary of approximate future minimum lease payments is as follows:

Years Ending December 31		Amount
2005		$ 171,021
2006		165,057
2007		152,044
2008		152,044
2009 and thereafter		304,088
	Total	$ 944,254

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15(c)(3)(1)), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2004, the Company had net capital of $2,652,489 and its ratio of aggregated indebtedness to net capital was 0.23 to 1.

Note 7 - Recent Accounting Pronouncement

The Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities,* in January 2003 and subsequently revised the Interpretation in December 2003. FIN 46 requires consolidation of variable interest entities with certain characteristics. Management is currently assessing the potential applicability and impact of this new accounting pronouncement to the Company's financial statements for future reporting periods.

Note 8 - Profit-sharing Plan

The Company maintains a safe harbor 401(k) plan covering all full-time employees who meet certain age and length of service requirements. The Company's contribution to the plan totaled $175,506 for the year ended December 31, 2004.